

May 31, 2013

Via E-mail
Mr. John D. Pirnot
Corporate Secretary
Qualstar Corporation
3990-B Heritage Oak Court
Simi Valley, California 93063

> **Re:** **Qualstar Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on May 24, 2013**
> **File No. 001-35810**

Dear Mr. Pirnot:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please mark your proxy statement and form of proxy "Preliminary Copies." See Rule 14a-5(e)(1).

2. Please fill in the blanks in your preliminary proxy statement. We note in particular that you have not disclosed the date of the meeting, even though disclosure on page 43 appears to indicate that this date has already been set.

3. Please advise, with a view towards revised disclosure, whether election of the BKF Capital Group nominees would result in the payment of golden parachute compensation to any named executive officer. Please also advise whether the proposed amendments to the stock incentive plan would effect this determination.

How will my shares be voted if I mark "Abstain" on my proxy card?, page 4

4.   Please revise the disclosure regarding the effect of abstentions so that it addresses the effect of abstentions on any requirement under California law to obtain a majority of a quorum, or advise.

Will my shares be voted if I do not provide instructions to my broker or nominee?, page 5

5.   In contested solicitations, banks and brokers do not have the authority under NYSE rules to vote shares for which beneficial owners do not provide voting instructions, even for routine matters. Please revise your disclosure accordingly.

Background of Discussions with the BKF Capital Group, page 8

6.   Please disclose that BKF Capital Group terminated its tender offer due to the rights plan adopted by the board of directors.

Election of Directors, page 10

7.   Please clarify who is currently sitting on your board of directors, which directors will not be continuing, and why you have nominated only five persons to a board with seven directors.

8.   Disclosure states that, if any nominee "becomes unable or is unwilling to serve at the time the election occurs, the shares represented by proxies will be voted for the election of a substitute nominee." Please conform this to the standard appearing in Rule 14a-4(c)(5).

9.   Please confirm that, should you lawfully identify or nominate substitute nominees before the meeting, you will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
       Keith E. Gottfried, Esq.
       Alston & Bird LLP